Exhibit 1

Israeli Government Awards Cyren with Cybersecurity Grant

MCLEAN, Va. – June 1, 2017 – Cyren (NASDAQ: CYRN), a leading internet Security as a Service provider, was awarded a grant of ILS 3.33 million (approximately $0.93 million USD) by the Israeli Innovation Authority (IIA) at Israel’s Ministry of Economy and Industry.

The grant is part of Israel’s initiative that provides benefits to Israeli companies in order to encourage research and development activity for cybersecurity solutions. Cyren received a similar grant in 2016 and 2015.

“Having been awarded two previous grants from the IIA program, I am especially pleased to announce this latest grant that further accelerates innovation in our cloud-delivered cybersecurity solutions,” said Lior Kohavi, CTO at Cyren. “Cyren’s Security as a Service solutions, relied upon by some of the world’s largest organizations, continue to receive industry praise for their combination of fast threat detection, accuracy and affordabilty.”

About Cyren

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web security, email security, DNS security and cloud sandboxing solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security-as-a-service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Media Contact:
Matthew Zintel
Zintel Public Relations
281.444.1590
matthew.zintel@zintelpr.com